Filed Pursuant to SEC Rule 424(b)(3)
Registration No. 333-136804

QUADRIGA SUPERFUND, L.P. — SERIES A AND SERIES B SUPPLEMENT
DATED NOVEMBER 1, 2008 TO PROSPECTUS DATED MAY 19, 2008

Effective November 1, 2008, Superfund USA, Inc. (“Superfund USA”) was appointed the exclusive selling agent of Quadriga Superfund, L.P. (the “Fund”) to consult with and advise the Fund, and, on its best efforts basis, to assist the Fund with the solicitations of subscriptions for limited partnership units of the Fund (“Units”) in connection with the Fund’s offering of the Units. Prior to the appointment of Superfund USA, Superfund Asset Management, Inc., formerly known as Quadriga Asset Management, Inc. (“SAM”), served as the exclusive selling agent of the Fund. The personnel and facilities previously used by SAM will be used by Superfund USA in its capacity as exclusive selling agent of the Fund. SAM will continue to serve as the introducing broker to the Fund.